UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 33-2249-FW
NOTIFICATION OF LATE FILING	CUSIP NUMBER 600577 10 0

(Check one):	Form 10-K	Form 20-F	Form 11-K	√	Form 10-Q	Form 10-D	Form N-SAR	Form N-CSR

	For Period Ended:	January 31, 2010

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MILLER PETROLEUM, INC.
Full Name of Registrant

Former Name if Applicable

3651 BAKER HIGHWAY
Address of Principal Executive Office (Street and Number)

HUNTSVILLE, TENNESSEE 37756
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

√

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Registrant needs additional time to complete its accumulation of information for acquisitions completed during the quarters.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	PAUL W. BOYD	865	691-8132
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			√	No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			√	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. SEE ATTACHED

MILLER PETROLEUM, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 18, 2010	By:	/s/ PAUL W. BOYD
PAUL W. BOYD, CHIEF FINANCIAL OFFICER

Attachment to Form 12b-25 for Miller Petroleum, Inc. for the period ended January 31, 2010.

As a result of the acquisitions completed during the period ended January 31, 2010, the registrant anticipates that its consolidated statement of operations (unaudited) for the three and nine months ended January 31, 2010 which will be included in the Quarterly Report on Form 10-Q when filed will differ materially from the comparable period in the prior fiscal year. Principal changes are anticipated to include additional revenues of approximately $474,000 during the three and nine month periods which are attributable to assets acquired in these acquisitions. In addition, we anticipate increased direct expenses of approximately $1.8 million for the three month period ended January 31, 2010 as compared to the three month period ended January 31, 2009, and increased direct expenses of approximately $2.0 million for the nine month period ended January 31, 2010 as compared to the nine month period ended January 31, 2009. Both the three and nine month periods increases are primarily attributed to the approximately $1.5 million we spent readying our new Alaska well operations.

We anticipate increased selling, general and administrative expenses of approximately $2.0 million for the three month period ended January 31, 2010 as compared to the three month period ended January 31, 2009, and increased selling, general and administrative expenses of approximately $3.0 million for the nine month period ended January 31, 2010 as compared to the nine month period ended January 31, 2009, includes approximately $502,000 of additional operating expenses associated with our Alaskan operations, and approximately $700,000 of non-cash compensation expense associated with value of warrants issued to two new employees. In addition, for the nine months ended January 31, 2010, we wrote off prepaid offering costs of approximately $345,000 associated with an offering which has not closed. Lastly, we anticipate that we will recognize a gain on acquisitions of approximately $473.5 million and approximately $475.3 million for the three and nine months ended January 31, 2010 which is related to the Alaska acquisitions.

While we believe the foregoing are reasonable estimates, we are still in the process of finalizing our financial statements and the foregoing estimates may change prior to the finalization of our financial statements for the three and nine months ended January 31, 2010.